Triad Pro Innovators, Inc. 8275 S. Eastern Ave Las Vegas, NV, 89123 USA

Sherry Haywood,

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, DC 20549

Re:	Triad Pro Innovators, Inc.
Offering Statement on Form 1-A Filed April 14, 2021 File No. 024-11506

Dear Ms. Haywood:

We are in receipt of your letter dated May 10, 2021, setting forth certain comments to  the Offering Statement on Form 1-A which was filed on April 14, 2021 by Triad Pro Innovators, Inc.., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Offering Statement on Form 1-A Filed April 14, 2021

Cover page

1. You checked the box next to "Security to be acquired upon exercise of option, warrant or other right to acquire security" under "Types of Securities Offered in this Offering Statement" in Item 4 of Part I, to indicate that you are seeking to qualify the common shares underlying the warrants. Please revise your Offering Circular to disclose the common stock underlying the warrants in the offering.

Response: The Company has revised to disclose the common stock underlying the warrants.

2. We note that you have provided a price range for which you will offer the units. Please add a statement confirming that the company will offer the units at a fixed price within the range, and that it will provide final pricing information in a supplemental offering circular. Refer to Rule 251(d)(3)(ii) which prohibits at the market offerings. Please also add disclosure confirming that the company will not exceed $5,000,000, or another amount that is not more than $20,000,000 in gross proceeds. See Rule 251 (a)(1).

Response: The Company has added statements in regards to offering the Units at a fixed price within the price range, that the Company will provide final pricing information in a supplement offering circular and that the Company will not raise more than $20,000,000 from the Offering.

3. You disclose that each unit consists of one Share of Common Stock and one Warrant exercisable at 150% of the market price of shares at the time of the Rights Offering. Since at the market offerings are not permitted under Regulation A, please disclose the fixed price of the exercise of each warrant for the duration of the offering. See Rule 251(d)(3)(ii).

Response: The Company has revised to disclose the range of price  for each warrant that will be finalized when the Company submits its supplement offering circular.

4. Please revise the aggregate offering price in Item 4 of Part I and on the cover page of the Offering Statement to reflect the proceeds to be received from the exercise of the warrants in the total maximum offering. Please also expand your use of proceeds section on page 16 to set forth how proceeds to be received from the exercise of the warrants will be used. See Note to Paragraph (a) of Regulation A Rule 251.

Response: The Company has revised these sections to include the proceeds to be received from the exercise of the warrants.

5. You disclose here that your offering consists of a $5,000,000 Rights Offering and on page 19 you describe subscription rights. There are no rights securities in this offering. Please revise your disclosure to consistently disclose the securities in the offering.

Response: The Company has removed all references to Rights Offering.

Business, page 24

6. The introductory paragraph includes a reference to "certain factors described in the Annual Report". Please revise.

Response: The Company has revised and removed the reference to Annual Report.

Property, page 32

7. Please provide the description of your co-generation plants and your facility in Phoenix, AZ as required by Item 8 of Form 1-A, including the location and general character of such plants, if the plants are not held in fee or are held subject to any major encumbrance, so state and briefly describe how held, and information regarding the suitability, adequacy, productive capacity and extent of utilization of the properties and facilities used in your business. Also, please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

Response: The Company has updated its Company Information to include that our co-generation plants are located in Los Angeles, California and are currently shuttered due to COVID-19. The Company believes that the co-generation plants will not be reactivated at this time. The closing of the co-generation plants does not have a material effect on our current businesses related to our eCell products.

We believe that our principal place of business is in the United States and Canada, because, the Company is incorporated in Nevada, and our main office is located in Las Vegas. We lease a light industrial use warehouse located at 2103 Parkside Ln. #105,  Phoenix, Arizona, 85027, which we are currently in our second month of a two-year lease. We pay approximately $3,100 a month in lease expenses on the Arizona warehouse. We manufacture and assemble all our SPREE golf carts there, as well as our PLT systems. We are planning on opening a show room in Palm Desert, CA, in the future. We currently employ 7 full time employees in our Arizona warehouse. All of our revenue is derived from sales in the United States and Canada. For the aforementioned reasons we believe that the Company’s principal place of business is in the United States and Canada.

Description of Securities

Common Stock, page 40

8. Please disclose the number of votes per common and preferred share stockholders are entitled. Also, you disclose that there shall be no cumulative voting but Section 31 of your bylaws filed as exhibit 3.2 discloses that stockholders may use cumulative voting for the election of directors.

Response: The Company has further disclosed how many votes per common and preferred shares stockholders are entitled and has updated that common stock shareholders may use cumulative voting when electing directors as per our By-Laws.

Legal Opinion - Exhibit 12.1, page 60

9. Please have counsel revise the legal opinion filed as exhibit 12.1 to address the legality of each component of the unit, the common stock and Class A warrants, as well as the unit itself. Please also have counsel opine on the common stock underlying the warrants if these securities are included in the offering. See Section II.B.1 of Staff Legal Bulletin 19.

Response: The Company has had counsel revise the legal opinion to address the legality of each component of the units.

Governing Law, page 61

10. You disclose in your governing law provisions in Section 6 of your Subscription Agreement filed as exhibit 4.1 that the County of Clark, State of Nevada is the venue for any legal action, and Section 6(e) of your warrant agreement filed as exhibit 4.2 that the warrant agreement will be determined under Nevada laws. Please amend your Subscription Agreements to clearly state, if true, that these provisions do not, nor are intended to, apply to claims under the federal securities laws.

Response: The Company has updated to state the following: This provision does not, nor is intended to, apply to claims under the Federal securities laws. This exclusive legal forum provision could add significant cost, discourage claims, and limits the ability of investors to bring a claim in a more favorable legal forum or jurisdiction. This provision does not apply to purchasers in secondary transactions.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 790.3662 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Yours Truly,

/s/ Murray Goldenberg
Murray Goldenberg

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